FIRST TRUST PORTFOLIOS L.P.
                          120 EAST LIBERTY DRIVE
                            WHEATON, IL 60187


                               May 11, 2010


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:           FT 2464 (File No. 333-166632)
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Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), First Trust Portfolios L.P., depositor of FT 2464, respectfully makes this application to withdraw Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on May 11, 2010, pursuant to Rule 487 under the Securities Act, together with all exhibits thereto (the "Registration Statement"). The accession number of such filing was 0001445546-10-002142.

         No Securities have been sold pursuant to the Registration Statement. The reason for such withdrawal is that Amendment No. 1 to the Registration Statement as filed pursuant to Rule 487 contained the incorrect prospectus, filing documents and exhibits for FT 2464. Accordingly, Amendment No. 1 to the Registration Statement was resubmitted as an amendment to the Registration Statement. Pursuant to Rule 487 with respect to the prospectus, filing documents and exhibits applicable to FT 2464.

         Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Brian Free at (312) 845-3017 or the undersigned at (630)
765-8620.

                            Very truly yours,

                            FT 2464

                            By  First Trust Portfolios L.P.,
                                    Depositor

                            By  /s/ Jason T. Henry
                               ------------------------------------
                               Jason T. Henry
                               Senior Vice President